As filed with the Securities and Exchange Commission on April 22, 2002

Registration No. 333-68202

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 1 ON
FORM S-3
TO
REGISTRATION STATEMENT
ON FORM S-1
UNDER
THE SECURITIES ACT OF 1933

HYPERCOM CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	3674	86-0828608

(State or other jurisdiction of	(Primary Standard Industrial	(IRS Employer

incorporation or organization)	Classification Code No.)	I.D. Number)

2851 West Kathleen Road
Phoenix, Arizona 85053
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Douglas J. Reich, Esq.
Vice President, Secretary, and
General Counsel
Hypercom Corporation
2851 West Kathleen Road
Phoenix, Arizona 85053
(602) 504-5000

(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies To:

Steven D. Pidgeon
Snell & Wilmer L.L.P.
One Arizona Center
400 E. Van Buren Street, 10th Floor
Phoenix, Arizona 85004-2202

Approximate date of commencement of proposed sale to public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We cannot sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 22, 2002

PROSPECTUS

HYPERCOM CORPORATION

Common Stock

7,750,866 Shares

         We are registering 7,750,866 shares of our common stock for resale by the selling stockholders identified in the section of this prospectus entitled “Selling Stockholders” beginning on page 13. The selling stockholders are offering:

•	5,260,001 shares of common stock; and

•	2,490,865 shares of common stock issuable upon the exercise of warrants.

         The selling stockholders may from time to time sell some or all of the shares covered by this prospectus through ordinary brokerage transactions, directly to market makers of our common stock, or through any other means described in the section of this prospectus entitled “Plan of Distribution” beginning on page 16.

         We will not receive any of the proceeds from the sale of the shares. We are paying the costs of filing the registration statement of which this prospectus forms a part.

         Our common stock is listed on the New York Stock Exchange under the symbol “HYC.” The closing sale price of our common stock, as reported on the New York Stock Exchange on April 19, 2002, was $6.05 per share.

         Before purchasing any of the shares covered by this prospectus, carefully read and consider the risk factors included in the section entitled “Risk Factors” beginning on page 3. You should be prepared to accept any and all of the risks associated with purchasing the shares, including a loss of your entire investment.

         Neither the Securities and Exchange Commission nor any state securities commission has approved the sale of the common stock or determined that the information in this prospectus is accurate or complete. It is illegal for any person to tell you otherwise.

The date of this prospectus is _________, 2002.

THE COMPANY
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 14. Other Expenses of Issuance and Distribution*
ITEM 15. Indemnification of Directors and Officers.
ITEM 16. Exhibits.
ITEM 17. Undertakings.
Signatures
EXHIBIT INDEX
EX-23.1
EX-23.2

         You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. No one has been authorized to provide you with different information.

         The common stock is not being offered in any jurisdiction where the offer is not permitted.

         You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date of this prospectus or such prospectus supplement.

THE COMPANY

         We are a leading global provider of electronic payment solutions that add value at the point-of-sale (POS) for consumers, merchants and acquirers, such as banks and processing companies. Our products include secure card payment terminals and web appliances, networking equipment and software applications for e-commerce, mobile commerce, smart cards and traditional credit, charge and debit card payment applications. In addition, we also provide micro-ticket leasing of terminals through our Golden Eagle subsidiary. Card Technology Magazine ranked us as the industry leader of point-of-sale terminals, based on unit shipments, in 2000.

         Our principal executive offices are located at 2851 West Kathleen Road, Phoenix, Arizona, 85053 and our telephone number is (602) 504-5000. Our website is located at www.hypercom.com. The information on our website is neither incorporated by reference into, nor a part of, this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider the following factors carefully before deciding to purchase shares of our common stock.

Risks Related to Our Business

We have incurred significant losses and negative cash flows and may not be able to improve our financial performance.

         We incurred losses of $19.9 million for the year ended December 31, 2001 and $31.0 million for the year ended December 31, 2000. We had negative cash flows for the year ended December 31, 2000. Although we have undertaken aggressive efforts to cut costs and increase our cash flows, it is possible that the steps we have taken will not be successful or of sufficient impact for us to achieve profitability or maintain positive cash flows.

The loss of one or more of our key customers could significantly reduce our revenues and profits.

         We have derived, and believe that we may continue to derive, a significant portion of our revenues from a limited number of large customers. For the fiscal year ended December 31, 2001, our two largest customers accounted for 12.7% of our net revenue and our five largest customers accounted for 22.0% of our net revenue. As of December 31, 2001, three customers represented 76.2%, or $86.4 million, of our total backlog of $113.4 million. Our customers may buy less of our products or services depending on their own technological developments and internal budget cycles. A major customer in one year may not purchase any of our products or services in another year, which may negatively affect our financial performance.

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions and write-downs and adversely affect our financial condition.

         Managing the proper inventory levels for components and finished products is challenging. In formulating our product offerings, we have focused our efforts on providing to our customers products with higher levels of functionality, which requires us to develop and incorporate cutting edge and evolving technologies in our products and product components. This approach tends to increase the risk of obsolescence for products and components we hold in inventory and may compound the difficulties posed by other factors that affect our inventory levels, including the following:

•	the need to maintain significant inventory of components that are in limited supply;

•	buying components in bulk for the best pricing;

•	responding to the unpredictable demand for products; and

•	responding to customer requests for quick delivery schedules.

         As a result of these factors, we regularly run the risk of maintaining excess inventory levels. If we accumulate excess or obsolete inventory, price reductions and inventory write-downs may result, which could adversely affect our business and financial condition.

We expect our results of operations to vary from quarter to quarter and, as a result, we may not meet the expectations of our investors and equity analysts, which could cause the price of our common stock to fluctuate or decline.

         Our revenues and results of operations have fluctuated significantly in the past and are likely to fluctuate significantly in the future. For example, since January 1, 2000, our net revenues have ranged from a low of $71.0 million for the quarter ended September 30, 2001 to a high of $89.8 million for the quarter ended June 30, 2000. Gross profit and gross profit as a percentage of net revenues have ranged from a low of $17.9 million and 23.7%, respectively, for the quarter ended September 30, 2000 to a high of $37.3 million and 41.6%, respectively, for the quarter ended June 30, 2000. Accordingly, we believe that period-to-period comparisons of our results of operations may be misleading. You should not rely upon the results of one quarter as an indication of future performance. Our revenue and operating results may fall below the expectations of securities analysts or investors in some future quarter or quarters. Our failure to meet these expectations could cause the market price of our common stock to decline.

         Our quarterly revenue and operating results may vary depending on a number of factors, including:

•	the type, timing and size of orders and shipments for major customers;

•	demand for and acceptance of our new product offerings, and returns or warranty costs from new product failures that exceed our established reserves;

•	delays in the implementation and delivery of our products and services, which may impact the timing of our recognition of revenue;

•	write-offs of receivables in excess of reserves;

•	variations in product mix and cost during any period;

•	development of new relationships and maintenance and enhancement of existing relationships with customers and strategic partners;

•	manufacturing or production difficulties;

•	deferral of customer contracts in anticipation of product or service enhancements;

•	availability of financing; and

•	industry and economic conditions, including competitive pressures and inventory obsolescence.

Our sales cycles are relatively long and unpredictable, and may be subject to seasonality, which makes it difficult to forecast our revenue and could result in volatility in the price of our common stock.

         Our sales and implementation cycles vary substantially from customer to customer, which makes it difficult to forecast our revenue and could result in volatility in the price of our common stock. Prospective customers frequently view the purchase of our products and services as part of a long-term, enterprise-wide strategic decision. As a result, potential customers may take an extended period of time to assess alternative solutions or defer their purchasing decisions in anticipation of product or service enhancements. Moreover, the POS systems industry is generally dependent on system roll-outs with fixed time horizons. Our operating results may vary significantly if we fail to obtain major projects, if major projects are cancelled or delayed or if we fail to replace projects that have been completed or are nearing completion. We have also experienced, and expect to continue to experience, quarters or periods where individual product or service orders are significantly larger than our typical product or service orders.

         In addition, we may experience seasonality in the sales of our products and services. For example, net revenue and results of operations tend to be stronger from July to December due increased POS purchases during the holiday season and patterns in the capital budgeting and purchasing cycles of our current and prospective customers. These seasonal variations in our sales may lead to fluctuations in our quarterly operating results and volatility in the price of our common stock.

Our results of operations could be harmed if our operating expenses do not correspond with the timing of our revenue.

         Most of our operating expenses, such as employee compensation and rental expense for properties, are either relatively fixed in the short-term or incurred in advance of sales. Moreover, our spending levels are based in part on our expectations regarding future revenue. As a result, if revenue for a particular quarter is below expectations, we may not be able to proportionately reduce operating expenses for that quarter. A shortfall in revenue, therefore, could have a disproportionate effect on our expected operating results for that quarter.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C., on September 11, 2001, and other acts of violence or war may affect the markets in which our common stock trades, the markets in which we operate and our profitability.

         On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. These attacks may lead to armed hostilities or to further acts of terrorism and civil disturbances in the United States or elsewhere. The terrorist attacks caused instability in the global financial markets, and contributed to downward pressure on securities prices of United States publicly traded companies, such as us. Future terrorist attacks or armed conflict could result in greater economic instability and further depress securities prices, including the price of our common stock.

         The September 11 attacks disrupted the global insurance and reinsurance industries, and we may experience delays in renewing some insurance policies and may not be able to obtain insurance at historical levels for all of our facilities. Future terrorist attacks and armed conflicts could affect our domestic and international sales, disrupt our supply chain and impair our ability to produce and deliver our products. Such attacks and conflicts could directly impact our physical facilities or those of our suppliers or customers, both in the United States and elsewhere. Our primary facilities include administrative, sales and R&D facilities in the United States, and manufacturing facilities in China and Brazil. In addition, additional acts of terrorism may make transportation of our supplies and products more difficult or cost prohibitive. Any impairment of our financial performance as a result of terrorist attacks or armed hostilities would increase the risk of non-compliance with the financial covenants under our senior secured credit facility and other lending arrangements, resulting in events of default and the possible acceleration of our indebtedness.

We are dependent on current management and key personnel. The loss of certain of these individuals could cause material harm to the operation and future prospects of our business.

         George Wallner, our Chairman and Chief Strategist, Christopher Alexander, our President and Chief Executive Officer, Jonathon Killmer, our Executive Vice President, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer, and Jairo Gonzalez, President of Hypercom Transactions Systems Group, are instrumental in the development, growth and operations of Hypercom. The loss of any of these key executives could have a material adverse effect on the operation and future prospects of our business.

         We also believe our future success will depend largely upon our ability to attract and retain highly-skilled hardware engineers, managerial, and sales and marketing personnel. We compete against numerous companies, including larger, more established companies, for our personnel. We do not know if we will be successful in attracting or retaining skilled personnel. Further, the loss of certain key employees or our inability to attract and retain other qualified employees could negatively affect our financial performance.

A disruption in the manufacturing capabilities of our third-party manufacturers or suppliers would negatively impact our ability to meet customer demands.

         We rely on third-party manufacturers to manufacture and assemble our products. We also depend upon third-party suppliers to deliver components that are free from defects, competitive in functionality and cost and in compliance with our specifications and delivery schedules. Since we generally do not maintain large inventories of our products or components, any termination of, or significant disruption in, our relationship with our third-party manufacturers or suppliers may prevent us from filling customer orders in a timely manner.

         We have occasionally experienced, and may in the future experience, delays in delivery of products and delivery of products of inferior quality from some of our third-party manufacturers. Although alternate manufacturers and suppliers are available to produce our products and product components, the number of manufacturers or suppliers of some of our products and components is limited, and qualifying a replacement manufacturer or supplier could take several months. In addition, our use of third-party manufacturers reduces our direct control over product quality, manufacturing timing, yields and costs. Disruption of the manufacture or supply of our products and components or a third-party manufacturer’s or supplier’s failure to remain competitive in functionality or price could delay or interrupt our ability to manufacture or deliver our products to customers on a timely basis, which would have a material adverse effect on our business.

We face potential financial losses from our Golden Eagle subsidiary, which could result in a substantial write-off of our investment in that enterprise.

         In January 2000, our wholly-owned subsidiary, Hypercom Financial, Inc., purchased substantially all of the assets and business and assumed certain liabilities of Golden Eagle LLC (now Golden Eagle Leasing, Inc., herein referred to as “Golden Eagle”). Golden Eagle is a “micro ticket” leasing organization, which advances funds under debt financing leases for point-of-sale terminals with a retail price of under $5,000. This operation required significantly more cash than anticipated, did not perform as expected, and hampered both our liquidity and profitability during 2000. In the second quarter of 2001, we effected a securitization transaction to alleviate some of the liquidity pressures relating to this business. Golden Eagle’s micro ticket leasing business is characterized by high incidences of delinquencies, which in turn can lead to significant levels of loan losses. Based on historical default rates and our credit assessments, we believe collectibility of the minimum lease payments is reasonably predictable. However, continued losses that exceed historical trends could result in the substantial impairment of Golden Eagle’s goodwill, which amounted to $20.4 million, net as of December 31, 2001.

Our ePicNetz application services provider may not prove successful.

         We established ePicNetz in 2000 as our application service provider unit to support our ePic corporate initiatives. We have expended substantial sums in establishing ePicNetz and in developing the software that drives our comprehensive internet-based retail countertop commerce and information systems, called ePOS-infocommerce or ePic. Although adoptions by merchants appears promising, we cannot guarantee that ePicNetz will generate substantial revenues or achieve profitability. If ePicNetz is not successful, it could have a material adverse effect on our financial performance and result in our decision to cancel the ePicNetz program.

We have in the past and may in the future make acquisitions and strategic investments, which will involve numerous risks. We may not be able to address these risks without substantial expense, delay or other operational or financial problems.

         We may acquire or make substantial investments in related businesses, technologies or products in the future. These acquisitions or investments involve various risks, such as:

•	the difficulty of assimilating the technologies, operations and personnel of the acquired business, technology or product;

•	the potential disruption of our ongoing business, including the diversion of management attention;

•	the possible inability to obtain the desired financial and strategic benefits from the acquisition or investment;

•	the loss of key employees of an acquired business; and

•	the possibility of our entering markets in which we have limited prior experience.

         Future acquisitions and investments could also result in substantial cash expenditures, potentially dilutive issuance of our equity securities, our incurring of additional debt and contingent liabilities, and amortization expenses related to other intangible assets that could adversely affect our business, operating results and financial condition. Our prior acquisitions have consumed and will continue to consume substantial management attention and company resources, and will continue to require substantial efforts and involve ongoing risks in the integration of these operations. In this regard, to date, we have not achieved expected results from certain acquisitions, particularly Golden Eagle. We will be dependent on the retention and performance of these businesses’ existing management and employees for the day-to-day management and future operating results of these businesses.

Our products may contain defects which may be difficult or even impossible to correct. Product defects could result in sales delays, delays in our collection of receivables and claims against us.

         We offer technically complex products which, when first introduced or released in new versions, may contain software or hardware defects that are difficult to detect and correct. The existence of defects and delays in correcting them could result in negative consequences, including the following:

•	delays in shipping products;

•	loss of market acceptance for our products;

•	additional warranty expenses;

•	diversion of resources from product development; and

•	loss of credibility with distributors and customers.

         Even though we and our customers test all of these products, it is likely that defects will continue to be identified after products are shipped. In recent periods, we have experienced various issues in connection with product launches, including the need to rework these products and stabilize product designs. Correcting defects can be a time-consuming or impossible task. Software errors may take several months to correct, and hardware errors may take even longer. These issues have resulted in sales delays and delays in the collection of receivables, which has exacerbated our cash position and could adversely affect our business in the future.

If we cannot manage the additional challenges presented by our international operations, our revenues and profitability may suffer.

         We derived approximately 52.4% of our total net revenues from sales outside the United States, principally in Latin America (including Mexico) and Europe, for the year ended December 31, 2001. We expect that international sales will continue to account for a significant percentage of our net revenue in the foreseeable future. Because a substantial percentage of our revenues are derived from foreign customers, we face numerous risks associated with conducting international operations, any of which could negatively affect our financial performance and results of operations. These risks include the following:

•	we are subject to foreign regulatory requirements that may change without notice;

•	our expenses related to sales and marketing and research and development may increase;

•	we are subject to various export restrictions, and export licenses may not always be available;

•	we are subject to foreign tariffs and other trade barriers;

•	some of the foreign countries that we deal with suffer from political and economic instability;

•	some of the foreign currencies that we deal with fluctuate significantly and are subject to inflationary pressures;

•	we may have difficulty staffing and managing our foreign operations;

•	there is a tendency for international payment cycles to be longer than for our North American operations;

•	we may have difficulty collecting accounts receivable; and

•	we are subject to the Foreign Corrupt Practices Act, which may place us at a competitive disadvantage to foreign companies that are not subject to similar regulations.

If we are unable to adequately protect our proprietary technology, our competitors may develop products substantially similar to our products and use similar technologies, which may result in the loss of customers.

         We rely on patent, copyright, trademark and trade secret laws, as well as confidentiality, licensing and other contractual arrangements, to establish and protect the proprietary aspects of our products. Our efforts may result in only limited protection, and our competitors may develop, market and sell products substantially equivalent to our products, or utilize technologies similar to those used by us. If we are unable to adequately protect our proprietary technology, these third parties will be able to compete more effectively against us, which could result in the loss of customers and affect our business adversely.

Our products and other proprietary rights may infringe on the proprietary rights of third parties, which may expose us to litigation.

         Although we believe that our products do not infringe on any third party’s patents, we cannot be certain that we will not become involved in litigation involving patents or proprietary rights. Patent and proprietary rights litigation entails substantial legal and other costs, and we do not know if we will have the necessary financial resources to defend or prosecute our rights in connection with any litigation. Responding to, defending or bringing claims related to our intellectual property rights may require our management to redirect our human and monetary resources to address these claims.

Risks Related to the Industry

The markets in which we compete are highly competitive and subject to price erosion.

         The market for our products and services is highly competitive. Increased competition from manufacturers or distributors of products similar to or competitive with our products, or from service providers that provide services similar to our services, could result in price reductions, reduced margins and a loss of market share or could render our products obsolete.

         We expect to continue to experience significant and increasing levels of competition in the future. In many of our markets, traditional computer hardware manufacturing, communications and consulting companies provide the most significant competition. With respect to our POS products, we also compete with cash registers that provide built in POS capabilities and producers of software that facilitates electronic payment over the internet, as well as other manufacturers of POS terminals. We must also compete with smaller service providers that have been able to develop strong local or regional customer bases. Most of our competitors and potential competitors are more established, benefit from greater name recognition and have significantly greater resources than we do. Moreover, we have little or no proprietary barriers to entry that could keep our competitors from developing products or services and technology similar to ours or from selling competing products or services in our markets.

We are subject to industry and technology changes and are dependent on development and market acceptance of new products. If we are unable to adequately respond to these changes and to market demands in a timely manner, our business will not be successful.

         The industry in which we operate is characterized by rapid changes in technology and numerous new product introductions. Our success, particularly in this industry, depends to a large degree upon our continued ability to offer new products and enhancements to our existing products to meet changing market and industry requirements. The introduction of new products and technologies by third parties could have an adverse effect on the sales of our existing products and technologies. We cannot be certain of our ability to successfully:

•	identify, develop, or manufacture new products and technologies;

•	market or support these new products and technologies;

•	control delays in introducing new products;

•	gain market acceptance for the new products and technologies; or

•	respond to technological changes, new industry standards, and announcements of new products by competitors.

         Developing new products and technologies is a complex, uncertain process requiring innovation and accurate anticipation of technological and market trends. When changes to the product line are announced, we will be challenged to manage possible shortened life cycles for existing products, continue to sell existing products and prevent customers from returning existing products. Our inability to respond effectively to any of these challenges may have a material adverse effect on our business and financial success. We may suffer other business and financial losses if we are not successful in marketing new products and responding to industry changes and new product introductions or enhancements by our competitors.

We are subject to extensive industry standards and government regulations. Our failure to properly comply with these standards and regulations could adversely affect our production and sales.

         Our product sales are subject to a substantial and complex array of industry driven standards and governmental regulation, both domestic and foreign, including:

•	industry standards imposed by VISA, Mastercard, and others;

•	certification standards required for connection to some public telecommunications networks;

•	Federal Communications Commission regulations; and

•	Underwriters Laboratories’ regulations.

         Our failure to properly comply with these standards and regulations could result in lost product sales, significant costs associated with required remedial measures or production stoppages, any of which could have a material adverse effect on our financial condition and future prospects.

Risks Related to Our Common Stock

Certain of our existing stockholders have effective voting control over our affairs, which substantially limits your rights as a stockholder and may affect the market value of our stock.

         George Wallner, our Chairman and Chief Strategist, and his brother, Paul Wallner, together own 44.6% of our outstanding common stock. Accordingly, the Wallners have the ability to effectively control our affairs. They may be in a position to elect our Board of Directors, and approve or disapprove other matters submitted to a vote of our stockholders, including a merger, consolidation, or sale of assets. This voting control also may have the effect of delaying or preventing a change of control of Hypercom and may affect the price investors are willing to pay in the future for shares of our common stock.

Our stock price has been and may continue to be volatile. Your purchase of our stock will subject you to that volatility and to the risk of a substantial loss of your investment.

         The market price of our common stock has been, and is likely to continue to be, volatile. When we or our competitors announce new customer orders or services, change pricing policies, experience quarterly fluctuations in operating results, announce strategic relationships or acquisitions, change earnings estimates, experience government regulatory actions or suffer from generally adverse economic conditions, our stock price is often affected. Recently, companies similar to ours have experienced extreme price fluctuations, often for reasons unrelated to their performance.

We are subject to anti-takeover effects of certain charter and bylaw provisions and Delaware law.

         We have provisions in our certificate of incorporation and bylaws which:

•	make it more difficult for a third party to acquire control of us, and discourage a third party from attempting to acquire control of us;

•	may limit the price some investors are willing to pay for our common stock;

•	enable us to issue preferred stock without a vote of our stockholders or other stockholder action;

•	provide for a classified Board of Directors and regulate nominations for the Board of Directors;

•	make it more difficult for stockholders to take certain corporate actions; and

•	may delay or prevent a change of control.

         These and other provisions of our charter documents, as well as certain provisions of Delaware law, could delay or make more difficult certain types of transactions involving a change of control of Hypercom or our management. As a result, the price of our common stock may be adversely affected.

Our stock price could be affected because a substantial number of shares of our common stock will be available for sale in the future.

         A substantial number of shares of our common stock will be available for future sale. Sales in the public market of a substantial number of shares of common stock, or the availability of such shares for sale, could depress the market price of the common stock and could impair our ability to raise capital through the sale of additional equity securities.

We do not plan to pay any dividends on our common stock.

         We do not anticipate paying any dividends on, or repurchasing shares of, our common stock for the foreseeable future. Our credit agreements restrict our ability to pay cash dividends.

Risks Related to Our Indebtedness

Our indebtedness and the restrictions imposed by the terms of our debt could adversely affect our financial health and our ability to respond to changes in our business.

         In August 2001, we entered into a new senior secured credit facility. As a result of the terms of this credit facility:

•	our vulnerability to adverse general economic conditions and competitive pressures is heightened;

•	we will be required to dedicate a portion of our cash flow from operations to repayment of debt, limiting the availability of cash for other purposes;

•	we are and will continue to be governed by restrictive covenants that require us to maintain certain financial ratios and limit our ability to, among other things, borrow additional funds, make capital expenditures, pay dividends, make investments, purchase our stock, consummate asset sales or conduct mergers and acquisitions;

•	our flexibility in planning for, or reacting to, changes in our business and industry will be limited;

•	we are sensitive to fluctuations in interest rates because some of our debt obligations are subject to variable interest rates; and

•	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired.

         We cannot assure you that our leverage and such restrictions will not materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities. In addition, we cannot assure you that additional financing will be available when required or, if available, will be on terms satisfactory to us. Further, even if we were able to obtain additional financing, we may be required to use proceeds to repay a portion of our debt.

Our loan agreement contains restrictive and financial covenants and, if we are unable to comply with these covenants, we will be in default. A default could result in the acceleration of our outstanding indebtedness, which would have an adverse effect on our business and the price of our common stock.

         Our senior secured credit facility and our other financing arrangements contain customary covenants that require us to maintain certain specified financial ratios and consolidated net worth and restrict our ability to make certain distributions with respect to our capital stock, prepay other debt, or undertake various other corporate activities. For example, our senior secured credit facility contains covenants that, subject to specified exceptions, prohibit us from:

•	incurring any additional indebtedness;

•	incurring or permitting to exist any additional liens on our assets;

•	engaging in a change of control transaction or other fundamental change, such as a merger, recapitalization or liquidation;

•	disposing of our assets, including equipment and inventory, outside the ordinary course of business;

•	prepaying or modifying the terms of our existing indebtedness, except in connection with a permitted refinancing;

•	redeeming, repurchasing or paying dividends or other distributions on our capital stock;

•	engaging in certain transactions with our affiliates;

•	failing to maintain specified levels of EBITDA and tangible net worth and ratios of senior debt and total debt to EBITDA; and

•	issuing or selling any prohibited preferred stock.

         If we are unable to comply with any of these covenants, we will be in default, which could cause cross-defaults under other loans or agreements. A default, if not waived by our lenders, could result in the acceleration of our outstanding indebtedness and cause our debt to become immediately due and payable. If we were required to obtain waivers of defaults, we may incur significant fees and transaction costs. If waivers of defaults are not obtained and acceleration occurs, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient additional funds to refinance this debt. Even if new financing is made available to us, it may not be available on acceptable terms.

USE OF PROCEEDS

         This prospectus is part of a registration statement that permits selling stockholders to sell their shares. Because this prospectus is solely for the purpose of registering sales by the selling stockholders, we will not receive any proceeds from the sale of stock being offered. If the selling stockholders holding warrants exercise their right to acquire common shares, we could receive proceeds of $9.11 million, which we will use for working capital. There can be no assurance that these warrants will be exercised.

SELLING STOCKHOLDERS

         The selling stockholders named below are stock holders that received shares and warrants in connection with (i) certain interim financing arrangements we entered in June and July of 2001 and (ii) the replacement of our credit facility in August 2001. The transactions pursuant to which the selling stockholders acquired their shares and warrants are briefly summarized below.

•	On June 4, 2001, we received loans totaling $3.4 million from eight investors. In connection with this borrowing, we issued to the investors warrants to purchase up to 460,000 shares of common stock at $3.16 per share. The promissory notes evidencing the loans were convertible into common stock at $3.16 per share.

•	On June 6, 2001, we borrowed $15 million from Michelle Investments LLC pursuant to a loan and security agreement. In connection with the loan by Michelle Investments, we granted to Michelle Investments a warrant to purchase up to 1.0 million shares of common stock, subject to certain adjustments, at $3.19 per share.

•	On July 30, 2001, we sold to several investors, including four of the investors who participated in the June 4 financing, an aggregate 1,745,201 shares of common stock at a price of $4.2975 per share. Also on that date, the $3.4 million promissory notes and accrued interest were converted into 1,008,342 shares of common stock.

•	On July 31, 2001, we sold 2,475,248 shares of common stock to Michelle Investments at a price of $3.03 per share. As consideration for the common stock, Michelle Investments agreed to a $7.5 million reduction of the outstanding balance of the $15 million loan. We repaid the remaining balance of Michelle Investments loan out of funds available under our replacement credit facility.

•	On August 2, 2001, we replaced our principal credit facility with a new $45 million senior secured credit facility comprised of a $25 revolving credit facility with Foothill Capital Corporation and two separate term loans in the principal amount of $5 million and $15 million, both with Ableco Finance LLC. As partial consideration for the senior secured credit facility, we issued to Ableco Holding LLC, an affiliate of Ableco Finance, a warrant to purchase 375,000 shares of common stock at $4.00 per share, subject to customary anti-dilution adjustments. Under the terms of the credit facility, an additional 350,000 shares became issuable under the Ableco Holding warrant in the first quarter of 2002. In addition, Roth Capital Partners LLC, which assisted us in obtaining our new credit facility, received a fee of $2.5 million and a warrant to purchase up to 312,477 shares of common stock at $5.33 per share, subject to customary anti-dilution adjustments.

•	On March 22, 2002, we completed a private offering of 7,870,000 shares of our common stock at a price of $5.00 per share. We used a portion of the proceeds of this private offering to repay the $15 million and $5 million term loans with Ableco Finance LLC. Pursuant to the anti-dilution provisions in the Ableco Holding and Roth Capital warrants, the number of shares issuable under such warrants increased to 742,257 and 319,858, respectively, as a result of the private offering. Under these anti-dilution provisions, the private offering also resulted in a reduction of the exercise price of the Ableco Holding and Roth Capital warrants to $3.907 per share and $5.207 per share, respectively.

         The table below lists the selling stockholders and information regarding the beneficial ownership of our common stock by each of the selling stockholders. The amounts of shares set forth under “Shares Beneficially Owned Before Sale Under This Prospectus” and “Shares Offered By This Prospectus” are based on information obtained from the selling stockholders. Percentages are based upon 48,009,429 shares of our common stock outstanding as of April 15, 2002. The amounts and percentages under “Shares Beneficially Owned After Sale Under This Prospectus” assume that all shares registered on behalf of the selling stockholders will be sold prior to completion of this offering, and that the selling stockholders will not acquire any additional shares of our common stock prior to the completion of this offering.

	Shares Beneficially Owned Before			Shares Beneficially Owned After
	Sale Under This Prospectus			Sale Under This Prospectus

			Shares Offered By
Name of Selling Stockholder	Number	Percentage Ownership	This Prospectus	Number	Percentage Ownership

Daniel Diethelm (1)	481,174	1.00%	466,974	14,200	*

Michelle Investments LLC (2)	3,475,248	7.09%	3,475,248	–	*

Norton Family Living Trust UTD 2-4-91 (3)	973,729	2.02%	973,729	–	*

Norton Family Living Trust UTD 2-15-96 (4)	822,478	1.71%	822,478	–	*

Stevenson Family Limited Trust UTD 7-1-97(5)	34,904	*	34,904	–	*

JR Norton Ventures Limited Partnership(6)	232,693	*	232,693	–	*

Guarantee & Trust Company TTEE FBO for John C. Cotton SEP IRA (7)	222,548	*	222,548	–	*

First Western Capital LLC (8)	123,274	*	111,274	–	*

Robert W. Stallings	31,250	*	31,250	–	*

Matthew A. Diethelm (9)	112,288	*	112,288	–	*

Paul J. Renze (10)	89,019	*	89,019	–	*

Ableco Holding LLC (11)	742,257	1.52%	742,257	–	*

Roth Capital Partners, LLC (12)	319,858	*	319,858	–	*

Michael Norton	116,346	*	116,346	–	*

*	Represents beneficial ownership of less than one percent.

(1)	Includes 97,500 shares issuable upon exercise of a warrant.

(2)	Includes 1,000,000 shares issuable upon exercise of a warrant. The principal business office of Michelle Investments LLC is at 500 Skokie Blvd., Suite 380, Northbrook, IL 60062. As the manager of Michelle Investments LLC, Sam Buchbinder controls the voting and disposition of shares held by Michelle Investments LLC. As a result, Mr. Buchbinder may be deemed to beneficially own such shares.

(3)	Includes 93,750 shares issuable upon exercise of a warrant. As co-trustees of the Norton Family Living Trust UTD 2-4-91, John P. Norton and Lillian J. Norton control the voting and disposition of the shares held by the Trust. As a result, Mr. and Mrs. Norton may be deemed to beneficially own such shares.

(4)	Includes 93,750 shares issuable upon exercise of a warrant. As trustee of the Norton Family Living Trust UTD 2-15-96, John R. Norton controls the voting and disposition of the shares held by the Trust. As a result, Mr. Norton may be deemed to beneficially own such shares.

(5)	As co-trustees of the Stevenson Family Living Trust UTD 7-1-97, Roger L. Stevenson and Jean E. Stevenson control the voting and disposition of the shares held by the Trust. As a result, Mr. and Mrs. Stevenson may be deemed to beneficially own such shares.

(6)	As the general partner of JR Norton Ventures Limited Partnership, John R. Norton controls the voting and disposition of the shares held by JR Norton Ventures Limited Partnership. As a result, Mr. Norton may be deemed to beneficially own such shares.

(7)	Includes 62,500 shares issuable upon exercise of a warrant. The shares are held in the self-directed IRA account of John C. Cotton. Mr. Cotton controls the voting and disposition of the shares and, as such, may be deemed to beneficially own the shares.

(8)	Includes 31,250 shares issuable upon exercise of a warrant. The principal business office of First Western Capital LLC is at 3731 Gilbert Avenue, Suite D, Dallas, TX 75219. As the President of First Western Capital LLC, James Reis controls the voting and disposition of shares held by First Western Capital LLC. As a result, Mr. Reis may be deemed to beneficially own such shares.

(9)	Includes 25,000 shares issuable upon exercise of a warrant.

(10)	Includes 25,000 shares issuable upon exercise of a warrant.

(11)	Includes 742,257 shares issuable upon exercise of a warrant. The principal business office of Ableco Holding LLC is at 450 Park Avenue, 28th Floor, New York, NY 10022. As the Chief Executive Officer of Ableco Holding LLC, Stephen A. Feinberg controls the voting and disposition of shares held by Ableco Holding LLC. As a result, Mr. Feinberg may be deemed to beneficially own such shares.

(12)	Includes 319,858 shares issuable upon exercise of a warrant. The principal business office of Roth Capital Partners LLC is at 24 Corporate Plaza, Newport Beach, CA 92660. As the managing member of Roth Capital Partners, LLC, Byron C. Roth controls the voting and disposition of shares held by Roth Capital Partners, LLC. As a result, Mr. Roth may be deemed to beneficially own such shares.

                  During the past three years, we have had the following relationships with the selling stockholders:

•	Daniel Diethelm has served on our board of directors since August 13, 2001;

•	The manager and sole member of Michelle Investments owns approximately 2.6% of the outstanding shares of one of our significant customers.

•	Ableco Holdings LLC is an affiliate of Ableco Finance LLC, the former term loan lender under our principal credit facility; and

•	Roth Capital Partners, LLC assisted us in replacing our principal credit facility and received a fee of $2.5 million and a warrant to purchase up to 312,477 shares of common stock at $5.33 per share. In addition, Roth Capital Partners acted as co-placement agent in connection with our private offering of common stock completed on March 22, 2002 and received a fee of $488,125.

                  Except as set forth above, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of our common stock.

PLAN OF DISTRIBUTION

         The selling stockholders and any of their pledgees, donees, transferees and successors-in-interest may, without limitation and from time to time, sell all or a portion of the shares being registered under this prospectus on any stock exchange, market or trading facility on which such shares are then traded, at market prices prevailing at the time of sale, fixed prices or at negotiated prices. These shares may, without limitation, be sold or disposed of by the selling stockholders by one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer engaged by the selling stockholder will attempt to sell the selling stockholders’ shares as agent for the selling stockholder but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	in accordance with Rule 144 promulgated under the Securities Act, rather than pursuant to this prospectus;

•	gift; or

•	any other method permitted pursuant to applicable law.

         From time to time, subject to applicable law, contractual agreements and company policy, the selling stockholders may engage in short sales, short sales against box, puts and calls and other transactions as to our securities or derivatives thereof, and may sell and deliver their shares offered by this prospectus in connection with such transactions or in settlement of securities loans. From time to time, the selling stockholders may pledge their shares pursuant to the margin provisions of their respective customer agreements with their brokers. Upon a default by any selling stockholder under such an agreement, the broker may, from time to time offer and sell the pledged shares.

         In effecting sales, a broker-dealer engaged by any selling stockholder may arrange for other broker-dealers to participate in such sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any such broker-dealer acts as agent for the purchase of such shares, from such purchaser) in amounts to be negotiated, which are not expected to exceed those customary in the types of transactions involved. A broker-dealer may agree with a selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholder. The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the sale of shares offered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sale. In that event, any commissions received by the broker-dealer or agents and any profit on the resale of the shares purchased by the broker-dealer or agent may be deemed to be underwriting commissions or discounts under the Securities Act. We know of no existing arrangements between any selling stockholder and any other selling stockholder, underwriter, broker-dealer or other agent relating to the sale or distribution of the shares offered by this prospectus.

         The selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders. These factors may affect the marketability of the shares.

         We will pay substantially all of the expenses incident to this offering of the shares by the selling stockholders to the public other than commissions and discounts of brokers, dealers, or agents. We expect that these expenses will be approximately $                    .

         Each selling stockholder may indemnify any broker, dealer, or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons that control us, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus, including documents incorporated herein by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, projections regarding demand for our products and the replacement cycle for our existing products and the POS industry in general, the adequacy of our current facilities to meet our operational needs, the sufficiency of loss reserves for Golden Eagle’s loan portfolio and market acceptance of and improved margins on our ePic products, as well as assumptions related to the foregoing. In addition, we may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. Such statements may include, but not be limited to, projections of revenues, income or loss, capital expenditures, acquisitions, plans for future operations, financing needs or plans, the impact of inflation and plans relating to our products or services, as well as assumptions relating to the foregoing.

         The words “believe,” “expect,” “anticipate,” and “project” and similar expressions generally identify forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying our forward-looking statements. Statements in this prospectus, including those set forth in “Risk Factors,” as well as statements incorporated by reference herein that are included in “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of our Annual Report on Form 10-K for the year ended December 31, 2001, each of which is incorporated by reference herein, describe factors, among others, that could contribute to or cause such differences.

LEGAL MATTERS

         The validity of the shares of common stock offered hereby has been passed upon by Snell & Wilmer L.L.P., Phoenix, Arizona.

EXPERTS

         The consolidated financial statements of Hypercom Corporation appearing in Hypercom Corporation’s Annual Report (Form 10-K) at December 31, 2001 and December 31, 2000, and for the years ended December 31, 2001 and December 31, 2000 and the six month period ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements for the year ended June 30, 1999 incorporated in this prospectus by reference to Hypercom Corporation’s Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-3 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. As permitted by the SEC’s rules and regulations, this prospectus does not contain all the information set forth in the registration statement. For further information regarding our company and the shares of common stock to be sold in this offering, please refer to the registration statement and the contracts, agreements and other documents filed as exhibits to the registration statement.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy all or any portion of any report, document or any other information that we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to you on the SEC’s website (http://www.sec.gov).

         Our common stock is listed on the New York Stock Exchange and similar information can be inspected and copied at the offices of the New York Stock Exchange at 20 Broad Street, 17th Floor, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

2.	Our Current Reports on Form 8-K filed on February 14, 2002, February 19, 2002, and March 27, 2002;

3.	The description of our common stock contained in our registration statement on Form 8-A, filed on October 22, 1997; and

4.	All of our filings pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

         You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us at the following address or telephone number:

Hypercom Corporation
2851 West Kathleen Road
Phoenix, Arizona 85052
Attention: Secretary
(602) 504-5000

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.       Other Expenses of Issuance and Distribution*

SEC Registration Fee	$11,680	(1)

Legal Fees and Expenses	$70,000	(2)

Accounting Fees	$150,000	(2)

Miscellaneous Expenses	$13,000	(2)

TOTAL	$244,680	(2)

*	All expenses are estimated except the SEC Registration fee.

(1)	A Registration Fee of $11,680 was previously paid in connection with the initial filing of the registration statement on August 23, 2001.

(2)	Represents an estimate of the aggregate fees and/or expenses incurred in connection with the filing of the initial registration statement and amendments thereto, including this post-effective amendment.

ITEM 15.       Indemnification of Directors and Officers.

         The Company’s Amended and Restated Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) liability for payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; or (iv) any transaction from which the director derived an improper personal benefit. In addition, the Company’s Amended and Restated Certificate of Incorporation provides that the Company shall to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment), indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”) against expenses, liabilities and losses (including attorneys’ fees, judgments, fines, excise taxes or penalties paid in connection with the Employee Retirement Income Security Act of 1974, as amended, and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that except as otherwise provided with respect to proceedings to enforce rights to indemnification, the Company shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding or part thereof was authorized by the board of directors of the Company.

         The right to indemnification set forth above includes the right to be paid by the Company the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this section or otherwise. The rights to indemnification and to the advancement of expenses conferred herewith are contract rights and continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and inures to the benefit of the Indemnitee’s heirs, executors and administrators.

         The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the Company unless and only to the extent that the court of Chancery or the court in which such action or suit was brought shall determine that, despite such adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

ITEM 16.       Exhibits.

(a)	Exhibits

Exhibit No.	Title

4.1	Amended and Restated Certificate of Incorporation of Hypercom Corporation (incorporated by reference to Exhibit 3.2 to Hypercom Corporation’s Registration Statement on Form S-1 (Registration No. 333-35641))

4.2	Amended and Restated Bylaws of Hypercom Corporation (incorporated by reference to Exhibit 3.2 to Hypercom Corporation’s Annual Report on Form 10-K for the year ended December 31, 2001)

5.1	Opinion of Snell & Wilmer L.L.P.*

23.1	Consent of Ernst & Young LLP

23.2	Consent of PriceWaterhouseCoopers LLP

24.1	Power of Attorney (included on the Signature Page hereof)

*	Previously filed.

ITEM 17.       Undertakings.

                       The registrant hereby undertakes:

                   (1)       To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (l)(i) and (l)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the registration statement;

         (2)       That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3)       To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering;

         (4)       That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (5)       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on April 19, 2002.

HYPERCOM CORPORATION

By:	/s/ Jonathon E. Killmer

Jonathon E. Killmer

Executive Vice President, Chief Financial Officer, Chief

Operating Officer and Chief Administrative Officer

POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christopher S. Alexander, Jonathon E. Killmer and Douglas J. Reich his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, including post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Christopher S. Alexander Christopher S. Alexander	President, Chief Executive Officer and Director	April 19, 2002

/s/ Jonathon E. Killmer Jonathon E. Killmer	Executive Vice President, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer	April 19, 2002

/s/ George Wallner George Wallner	Chairman of the Board of Directors and Chief Strategist	April 19, 2002

/s/ Albert A. Irato Albert A. Irato	Vice Chairman of the Board of Directors	April 19, 2002

/s/ Jane Evans Jane Evans	Director	April 19, 2002

/s/ Jock Patton Jock Patton	Director	April 19, 2002

Signature	Title	Date

/s/ William Keiper William Keiper	Director	April 19, 2002

/s/ Daniel D. Diethelm Daniel D. Diethelm	Director	April 19, 2002

EXHIBIT INDEX

Exhibit No.	Title

4.1	Amended and Restated Certificate of Incorporation of Hypercom Corporation (incorporated by reference to Exhibit 3.2 to Hypercom Corporation’s Registration Statement on Form S-1 (Registration No. 333-35641))

4.2	Amended and Restated Bylaws of Hypercom Corporation (incorporated by reference to Exhibit 3.2 to Hypercom Corporation’s Annual Report on Form 10-K for the year ended December 31, 2001)

5.1	Opinion of Snell & Wilmer L.L.P.*

23.1	Consent of Ernst & Young LLP

23.2	Consent of PriceWaterhouseCoopers LLP

24.1	Power of Attorney (included on the Signature Page hereof)

*	Previously filed